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                                                                     EXHIBIT I-1
                                                             FILE NO. 070- 10299

SHAREHOLDER RIGHTS PLAN

      Each share of our common stock includes one right to purchase from us a unit consisting of one one-thousandth of a share of our Series A Preferred Stock at a purchase price of $42.50 per unit, subject to adjustment. The rights are issued pursuant the Rights Agreement dated as of January 1, 2002 between us and JPMorgan Chase Bank (the "Rights Agreement"). We have summarized selected portions of the Rights Agreement and the rights below. This summary is qualified by reference to the Rights Agreement, a copy of which we have filed or incorporated by reference as an exhibit to the registration statement of which this prospectus is a part.

      DETACHMENT OF RIGHTS; EXERCISABILITY. The rights will attach to all certificates representing our common stock issued prior to the "release date." That date will occur, except in some cases, on the earlier of:

      o ten days following a public announcement that a person or group of affiliated or associated persons, whom we refer to collectively as an "acquiring person," has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of our common stock, or

      o ten business days following the start of a tender offer or exchange offer that would result in a person becoming an acquiring person.

Our board of directors may defer the release date in some circumstances. Also, some inadvertent acquisitions of our common stock will not result in a person becoming an acquiring person if the person promptly divests itself of sufficient common stock.

      Until the release date:

      o     common stock certificates will evidence the rights,

      o     the rights will be transferable only with those certificates,

      o new common stock certificates will contain a notation incorporating the Rights Agreement by reference, and

      o the surrender for transfer of any common stock certificate will also constitute the transfer of the rights associated with the common stock represented by the certificate.

      The rights are not exercisable until the release date and will expire at the close of business on December 31, 2011, unless we redeem or exchange them at an earlier date as described below.

      As soon as practicable after the release date, the rights agent will mail certificates representing the rights to holders of record of common stock as of the close of business on the release date. From that date on, only separate rights certificates will represent the rights. We will also issue rights with all shares of common stock issued prior to the release date. We will also issue rights with shares of common stock issued after the release date in connection with some employee benefit plans or upon conversion of some securities. Except as otherwise determined by our board of directors, we will not issue rights with any other shares of common stock issued after the release date.

      FLIP-IN EVENT. A "flip-in event" will occur under the Rights Agreement when a person becomes an acquiring person other than pursuant to a "permitted offer." The Rights Agreement defines "permitted offer" as a tender or exchange offer for all outstanding shares of our common stock at a price and on terms that a majority of the independent directors of our board of directors determines to be fair to and otherwise in the best interests of us and the best interests of our shareholders.

      If a flip-in event occurs, each right, other than any right that has become null and void as described below, will become exercisable to receive (in lieu of the shares of Series A Preferred Stock otherwise purchasable) the number


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of shares of common stock, or in certain circumstances, cash, property or other securities, which has a "current market price" equal to two times the exercise price of the right. Please refer to the Rights Agreement for the definition of "current market price."

      FLIP-OVER EVENT. A "flip-over event" will occur under the Rights Agreement when, at any time from and after the time a person becomes an acquiring person:

      o we are acquired or we acquire any person in a merger or other business combination transaction, other than specified mergers that follow a permitted offer, or

      o 50% or more of our assets, cash flow or earning power is sold or transferred.

If a flip-over event occurs, each holder of a right, except rights that are voided as described below, will thereafter have the right to receive, on exercise of the right, a number of shares of common stock of the acquiring company that has a current market price equal to two times the exercise price of the right.

      When a flip-in event or a flip-over event occurs, all rights that then are, or under the circumstances the Rights Agreement specifies previously were, beneficially owned by an acquiring person or specified related parties will become null and void in the circumstances the Rights Agreement specifies.

      SERIES A PREFERRED STOCK. After the release date, each right will entitle the holder to purchase a one one-thousandth share of our Series A Preferred Stock, which fraction will be essentially the economic equivalent of one share of common stock.

      ANTI-DILUTION. The number of outstanding rights associated with a share of common stock, the number of fractional shares of Series A Preferred Stock issuable upon exercise of a right and the exercise price of the right are subject to adjustment in the event of certain stock dividends on, or a subdivision, combination or reclassification of, our common stock occurring prior to the release date. The exercise price of the rights and the number of fractional shares of Series A Preferred Stock or other securities or property issuable on exercise of the rights are subject to adjustment from time to time to prevent dilution in the event of certain transactions affecting the Series A Preferred Stock.

      With some exceptions, we will not be required to adjust the exercise price of the rights until cumulative adjustments amount to at least 1% of the exercise price. The Rights Agreement also will not require us to issue fractional shares of Series A Preferred Stock that are not integral multiples of the specified fractional share and, in lieu thereof, we will make a cash adjustment based on the market price of the Series A Preferred Stock on the last trading date prior to the date of exercise. Pursuant to the Rights Agreement, we reserve the right to require prior to the occurrence of any flip-in event or flip-over event that, on any exercise of rights, a number of rights must be exercised so that it will issue only whole shares of Series A Preferred Stock.

      REDEMPTION OF RIGHTS. At any time until the time a person becomes an acquiring person, we may redeem the rights in whole, but not in part at a price of $.005 per right, payable, at our option, in cash, shares of common stock or such other consideration as our board of directors may determine. Upon such redemption, the rights will terminate and the only right of the holders of rights will be to receive the $.005 redemption price.

      EXCHANGE OF RIGHTS. At any time after the occurrence of a flip-in event, and prior to a person's becoming the beneficial owner of 50% or more of our outstanding common stock or the occurrence of a flip-over event, we may exchange the rights (other than rights owned by an acquiring person or an affiliate or an associate of an acquiring person, which will have become void, in whole or in part), at an exchange ratio of one share of common stock, and/or other equity securities deemed to have the same value as one share of common stock, per right, subject to adjustment.

      SUBSTITUTION. If we have an insufficient number of authorized but unissued shares of common stock available to permit an exercise or exchange of rights upon the occurrence of a flip-in event, we may substitute certain other types of property for common stock so long as the total value received by the holder of the rights is equivalent to the value of the common stock that the shareholder would otherwise have received. We may substitute cash, property, equity securities or debt, reduce the exercise price of the rights or use any combination of the foregoing.

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      NO RIGHTS AS A SHAREHOLDER. Until a right is exercised, a holder of rights will have no rights to vote or receive dividends or any other rights as a holder of our preferred or common stock.

      AMENDMENT OF TERMS OF RIGHTS. Our board of directors may amend any of the provisions of the Rights Agreement, other than the redemption price, at any time prior to the time a person becomes an acquiring person. Thereafter, the board of directors may only amend the Rights Agreement in order to cure any ambiguity, defect or inconsistency or to make changes that do not materially and adversely affect the interests of holders of the rights, excluding the interests of any acquiring person.

      RIGHTS AGENT. JPMorgan Chase Bank will serve as rights agent with regard to the rights.

      ANTI-TAKEOVER EFFECTS. The rights will have anti-takeover effects. They will cause substantial dilution to any person or group that attempts to acquire us without the approval of our board of directors. As a result, the overall effect of the rights may be to make more difficult or discourage any attempt to acquire us even if such acquisition may be favorable to the interests of our shareholders. Because our board of directors can redeem the rights or approve a permitted offer, the rights should not interfere with a merger or other business combination approved by the board of directors.





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